The Merger Fund VL

A Westchester Capital Fund

- **Historically, minimal correlation with equities**
- **Historically, negative correlation with fixed income**
- **Positive correlation with interest rates**

Fund Facts

Morningstar Category	US Insurance Market Neutral
Investment Strategy	Event Driven
Ticker	MERVX
Inception Date	5/24/2004
Management Fee	1.25%
Fund Size	$ 45,396,537

The total annual operating expense ratio of the Fund was 2.46%. After applicable fee waiver and expense reimbursement (which will apply until April 30, 2021, unless it is terminated at an earlier time by the Board of Trustees), total annual operating expenses were 1.94% and before investment-related expenses (including short interest and dividend expense of 0.46% and acquired fund fees and expenses of 0.08%), total annual operating expenses were 1.40%. Expense ratios are as of the April 17, 2020 prospectus.

Investment Growth

Time Period: 5/25/2004 to 5/31/2020



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- Benchmark: US 3-mo T-Bill

Trailing Returns (as of month-end)

As of Date: 5/31/2020

	MTD	3 Mo	YTD	1-Yr	3-Yrs	5-Yrs	10-Yrs	Since Incept.
The Merger Fund VL	0.09%	-0.26%	-0.18%	4.15%	4.50%	3.00%	3.10%	4.69%
Wilshire Event Driven	1.14%	-1.64%	-2.00%	1.10%	1.80%	0.92%	1.72%	2.69%
Barc Agg Bond	0.47%	1.65%	5.47%	9.42%	5.07%	3.94%	3.92%	4.54%
Benchmark: US 3-mo T-Bill	0.00%	0.30%	0.58%	1.84%	1.79%	1.19%	0.64%	1.40%
US Insurance Market Neutral	0.19%	-4.34%	-6.84%	-2.54%	1.81%	1.18%	—	—

Trailing Returns (as of quarter-end)

As of Date: 3/31/2020

	MERVX
QTD	-2.63%
1 Year	1.23%
3 Years	4.03%
5 Years	2.60%
10 Years	2.62%
Since Inception	4.58%

The performance data quoted represents past performance and does not guarantee future results. Returns greater than one year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original costs. Current performance may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflects that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007.

Performance Relative to Peer Group

As of Date: 5/31/2020



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- US Insurance Market Neutral

The Merger Fund VL

Portfolio

Avg. position size:	0.79%
Number of long positions:	101
Number of short positions:	15
Percent invested:	80%

TOP 10 Holdings   42.21%
1. Altaba Inc.
2. Wright Medical Group N.V.
3. Tiffany & Co.
4. QIAGEN N.V.
5. Osram Licht AG
6. Willis Towers Watson Public Limited Co.
7. E*TRADE Financial Corporation
8. TD Ameritrade Holding Corporation
9. Tech Data Corporation
10. The Stars Group

Fund holdings and asset allocation are subject to change at any time and are not recommendat ons to buy or sell any secur ty.

3-Year Risk Metrics

Time Per od: 6/1/2017 to 5/31/2020

	The Merger Fund VL	Wilshire Event Driven	Barclays Agg Bond
Std Dev	3.41%	4.26%	3.28%
Sharpe Ratio	0.82	0.04	1.01
Sortino Ratio	1.25	0.05	2.19
Beta (vs S&P 500)	0.11	0.21	0.00
Correlation (vs S&P 500)	29.01	68.98	0.01
Beta (vs Barclays Agg)	0.07	0.23	1.00
Correlation (vs Barclays Agg)	0.40	3.04	100.00

Deal Terms



Cash	65.59%
Stock with Fixed Exchange Ratio	20.16%
Stock and Stub	8.90%
Cash & Stock	3.49%
Risk Reversal	1.76%
Undetermined	0.11%

Regional Exposure



United States	63.53%
Europe ex-U.K.	26.59%
Canada	4.66%
Japan	2.13%
United Kingdom	2.06%
Asia ex-Japan	0.73%
North America Offshore	0.26%
New Zealand	0.04%

Sector Exposure



Consumer Disc.	27.54%
Financials	20.55%
Information Tech.	14.82%
Health Care	14.50%
Industrials	10.39%
Real Estate	5.78%
Communication Services	4.17%
Utilities	1.91%
Materials	0.34%